SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 12, 2012, a Special Meeting of Shareholders of The Investment House Growth Fund (the “Fund”) was held for the purpose of voting on the following Proposal:

Proposal 1:	To approve an investment management agreement with The Investment House LLC.

The shareholders of the Fund voted to approve the investment management agreement with The Investment House LLC. The votes cast with respect to Proposal 1 were as follows:

A total of 2,445,494 shares of the Fund were entitled to vote on the Proposal.  A total of 1,222,747 shares constitute a quorum of voters for purposes of the Proposal.  A total of 1,454,804 shares were voted, representing 59.49% of total shares.  A total of 1,454,512 shares of the Fund were cast in favor of the Proposal, representing 99.98% of shares voted.

	Number of Shares
For	Against	Abstain
1,454,512	0	292